Exhibit 1

Elbit Systems Ltd
Analysis of Executive
Compensation Schemes
Advisory
July 2013

Re: Analysis of executive compensation schemes
We are pleased to present to you this document, which summarizes the information we collected and analyzed in relation to the executive compensation schemes in Israeli and non-Israeli public companies (“Executives“).
Sincerely,
PricewaterhouseCoopers Advisory Ltd.
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
 Clarifications:
 ▪ The data analysis you performed and their interpretation should be done with due care, with a deep analysis of the sampled companies, assessing their suitability as benchmark companies, statistical distribution of the findings, and the desired relative position of the relevant officer compensation compared to data of benchmark companies.
 ▪ Given the small sample size in such works, outliers may not indicate a common practice.
 ▪ In any case of significant disparity between average and median, this is an indication of large variance among data. In those cases, the median better reflects the sample and neutralizes outliers.
 ▪ The coming into effect of Amendment 20 may significantly change compensation amounts and mechanisms by Benchmark
 Companies in 2013.
 ▪ The information and the data presented in this document provide factual information only and do not substitute a comprehensive and specific discussion on the appropriate compensation scheme for the Executive.
PricewaterhouseCoopers Advisory Ltd
Trade Tower, Hamered 25
Tel-Aviv 68125
Tel: 03-7954588
Fax: 03-7954682
July 2013

To:
Elbit Systems Ltd ("Elbit" or "the Company“)
 July 2013

Table of Contents

1 Scope of work and benchmark companies	1
2 Methodology	5
3 Annual compensation to CEOs of Israeli Benchmark Companies	9
4 Annual compensation to VPs of Israeli Benchmark Companies	15
5 Annual compensation to CEOs of Non-Israeli Benchmark Companies	21
6 Annual compensation to VPs of Non-Israeli Benchmark Companies	27
7 Appendices	33
8 Limitation of liability	41

Scope of work and benchmark
companies
Part 1
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

Part 1 - Scope of work and benchmark companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Scope of Work
➢ Our work covered the following procedures:
       Collecting and analyzing information about the amounts and mechanisms of executive compensation in a sample of  Israeli and non
 -Israeli public companies ("the Benchmark Companies“) as listed below, analyzing separately different elements of compensation (salary, annual bonus and long-term incentives).
➢ The Benchmark Companies and the source of information:
       The information used in our work was collected from and annual reports for 2012, immediate reports filed on the official distribution website of the Israel Securities Authority and the most recent proxy statements of the Benchmark Companies.

Group A - Israeli companies
Benchmark Companies are 20
companies listed on a general
share index on Tel Aviv Stock
Exchange, publishing detailed
information on their executive
compensation* and whose
market capitalization is just
above (10 companies in
ascending order) and below (10
companies in descending order)
the market cap of the Company
(in an average for the five
quarters between March 31, 2012
and March 31, 2013). All this is
in respect to the annual and
interim 2012 financial
statements.
Part 1 - Scope of work and benchmark companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

* For a list of companies excluded from the sample, see Appendix 1.
The Benchmark Companies
Name of company	Average Market Cap Mar 31, 2012-Mar, 31, 2013 (Million NIS)	CEO	VPs
Bank Hapoalim B.M.	18,986	V	V
Bank Leumi le-Israel B.M.	16,949		V
Bezeq The Israeli Telecommunication Corp Ltd.	13,075	V	V
Azrieli Group Ltd.	11,007	V	V
Delek Group Ltd.	8,745	V	V
Delek Energy Systems Ltd	7,962		V
Mizrahi Tefahot Bank Ltd.	7,929	V	V
Gazit-Globe Ltd.	7,130	V	V
Isramco Negev 2 Limited Partnership	7,016		V
Osem Investments Ltd.	6,588		V
Elbit Systems Ltd.	6,055	V	V
Migdal Insurance and Financial Holdings Ltd.	5,579	V	V
Israel Discount Bank Ltd.	5,465	V	V
Paz Oil Company Ltd.	5,142	V	V
Strauss Group Ltd.	4,776	V	V
Oil Refineries Ltd.	4,647	V	V
Partner Communications Company Ltd.	3,429	V	V
Cellcom Israel Ltd.	3,294	V
Clal Insurance Enterprises Holdings Ltd.	2,780		V
Shufersal Ltd.	2,371	V	V
Koor Industries Ltd.	2,152	V	V

Group B - Non-Israeli companies
At the request of the Company, 11 non-
Israeli companies were sampled:
Part 1 - Scope of work and benchmark companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Name of company	Average Market Cap Mar 31, 2012-Mar, 31, 2013 (Million USD)	Exchange	CEO	VPs
Harris Corporation	5,344	NYSE	V	V
Cobham plc	3,986	LON		V
Flir systems Inc	3,392	NASDAQ	V	V
Teledyne Technologies Incorporated	2,563	NYSE	V	V
Alliant Techsystems Inc	2,072	NYSE	V	V
QinetiQ Group plc	1,901	LON	V	V
Ultra Electronics Holdings plc	1,788	LON	V	V
Elbit Systems Ltd.	1,654	TA / NASDAQ	V	V
Cubic Corporation	1,267	NYSE		V
Orbital Sciences Corp	896	NYSE	V	V
Chemring group plc	833	LON		V
AeroVironment Inc	492	NASDAQ	V	V
The Benchmark Companies (cont.)

Methodology
Part 2
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

Methodology
➢ Compensation schemes have three main elements:
➢ Annual salary
➢ Annual bonus
➢ Long term incentive
For the purpose of our work, we analyzed separately the different elements of compensation.
Executives other than Chairman/CEO of companies (VPs):
➢ In cases where Benchmark Companies data covered compensation of a number of VPs, the figures presented refer to the average compensation component of those VPs.
Exclusions / adjustments:
➢ As part of the analysis we performed, we excluded the following executives (to the extent the reported information allowed us to do so):
 ▪ Executives employed during only part of the reported year
 ▪ Executives who were employed part-time during the reported year .
 ▪ Executives who serve as CEOs/VPs of public subsidiaries.
Part 2 - Methodology
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

Methodology (cont.)
Annual salary:
➢ Israeli companies - The information relates to the total cost of salary of the Executive in 2012, based on disclosures of the companies in annual financial statements for 2012.
➢ Non-Israeli companies - The information relates to the base salary (excluding mandatory benefits or other benefits) of the Executive as disclosed in the latest financial statements/proxy statements issued by the companies.
➢ Annual bonus
 ▪ Israeli companies - The information refers to the 2012 annual bonus of the Executive based on company disclosures in their 2012 financial statements and other public reports.
 ▪ Non-Israeli companies - - The information refers to the 2012 annual bonus and target bonus of the Executive based on company disclosures in their
 2012 financial statements and other public reports.
Long term incentive:
 ➢ Israeli companies - The information includes data on share-based compensation granted to the Executive of the sampled companies in
 2007-2012 as reported by those companies in the financial statements and immediate reports, where the related expense was reported in the 2012 financial statements of the companies under Regulations 21. The information relates to the original fair value on the date of grant, as was reported by each company, divided by the number of vesting years of the instrument.
➢ Non-Israeli companies - The information is based on standardized value for the year (defined below) as disclosed in the latest financial statements/ proxy statements issued by the companies. The method for computing the standardized value for the year:
 ▪ Whenever a long-term incentive was distributed in each of the last 3 years, we captured the value in the latest year.
 ▪ Whenever a long-term incentive was distributed every 2 years in the last 3 year, we divided the value of the latest grant by 2.
 ▪ Whenever a long-term incentive was divided every 3 years in the last 3 years, we divided the value of the latest grant by 3.
 If an Executives did not work the full 3 years, the methodology was adjusted accordingly.
Total compensation:
➢ Israeli companies - Presents information gathered on the total cost of pay to Executives in the Benchmark Companies. This figure includes cost of salary, annual bonus and value of share based compensation for vesting year , to the extent granted to the relevant Executives in the analyzed years.
➢ Non-Israeli companies - Presents information gathered on the total pay to Executives in the Benchmark Companies. This item includes base salary, annual bonus/ target bonus and standardized value of share-based compensation for the year.
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
Part 2 - Methodology

➢ Data analysis
─ CEO/VPs
     Analysis by quartiles - Benchmark Companies were rated for this analysis in an ascending order, beginning in the company where the compensation component to Executives is the lowest. Then, companies were divided into four groups, such that the lowest quartile ("the first quartile") includes those companies where the compensation component is the lowest, while the top quartile ("the fourth quartile") includes the companies where this component is the highest. The data presented in in charts refers to the average compensation in each quartile.
Part 2 - Methodology
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Methodology (cont.)

Annual compensation to CEOs of
Israeli Benchmark Companies
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
Part 3

NIS K
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,730
1,831
2,286
2,834
3,457
4,281
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
ממוצע
חציון

Part 3 - Annual compensation to CEOs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Annual cost of salary (NIS K)	Average	Median	Minimum	Maximum	Number of companies
CEOs	2,653	2,750	1,730	4,281	15
Limited sample - excluding banks	2,476	2,412	1,730	3,415	12
Figure 1 - Annual cost of salary 2012 (excluding bonus
and share-based compensation)
Notes:
•Compensation data for the CEO of Azrieli are presented according to new compensation terms to the CEO under Amendment 20 to the Companies Law.
•For more details, see Appendices 2-3.

NIS K
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,763
2,343
983
0
0
0
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 3 - Annual compensation to CEOs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Annual bonus (NIS K)	Average	Median	Minimum	Maximum	Number of companies
CEOs	948	0	0	3,763	13 (1)
Limited sample - excluding banks	856	675	0	2,222	10 (1)
Figure 2 - Annual bonus 2012
Notes:
(1) The amount of the 2012 bonus to CEOs in Delek Group Ltd and Shufersal Ltd has yet to be determined. Accordingly, those companies are excluded from the analysis.
For more details, see Appendices 2-3.

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
NIS K
1,792
2,363
3,026
3,732
5,264
6,619
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 3 - Annual compensation to CEOs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Cost of salary & Annual bonus (NIS K)	Average	Median	Minimum	Maximum	Number of companies
CEOs	3,725	3,378	1,792	6,619	13 (1)
Limited sample - excluding banks	3,457	3,279	1,792	5,183	10 (1)
Figure 3 -Cost of salary & Annual bonus 2012
Notes:
(1) The amount of the 2012 bonus to CEOs in Delek Group Ltd and Shufersal Ltd has yet to be determined. Accordingly, those companies are excluded from the analysis.
For more details, see Appendices 2-3.

9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
NIS K
0
254
1,290
2,632
4,945
8,357
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Median
Average

Part 3 - Annual compensation to CEOs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Value of share-based compensation (NIS K)	Average	Median	Minimum	Maximum	Number of companies
CEOs	2,415	2,231	0	8,357	15
Limited sample - excluding banks	1,937	1,577	0	4,744	12
Figure 4 - Value of share-based compensation for vesting
year 2012
Notes:
For more details, see Appendices 2-3.

14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
NIS K
1,792
3,066
5,413
6,564
9,510
12,638
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 3 - Annual compensation to CEOs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Total compensation (NIS K)	Average	Median	Minimum	Maximum	Number of companies
CEOs	6,398	6,179	1,792	12,638	13 (1)
Limited sample - excluding banks	5,633	6,168	1,792	8,655	10 (1)
Figure 5 - Total compensation 2012
Notes:
(1) The amount of the 2012 bonus to CEOs in Delek Group Ltd and Shufersal Ltd has yet to be determined. Accordingly, those companies are excluded from the analysis.
For more details, see Appendices 2-3.

Annual compensation to VPs of
Israeli Benchmark Companies
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

NIS K
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
510
979
1,555
1,881
2,876
3,471
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 4 - Annual compensation to VPs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Annual cost of salary (NIS K)	Average	Median	Minimum	Maximum	Number of companies
VPs	1,867	1,780	510	3,471	19
Limited sample - excluding banks	1,736	1,766	510	2,817	15
Figure 1 - Annual cost of salary 2012 (excluding bonus
and share-based compensation)
Notes:
For more details, see Appendices 2-3.

1,600
1,400
1,200
1,000
800
600
400
200
0
NIS K
0
0
170
437
1,076
1,374
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 4 - Annual compensation to VPs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Annual bonus (NIS K)	Average	Median	Minimum	Maximum	Number of companies
VPs	458	352	0	1,374	18 (1)
Limited sample - excluding banks	408	291	0	1,374	(1) 14
Figure 2 - Annual bonus 2012
Notes:
(1) The amount of 2012 bonus to VPs of Shufersal Ltd has yet to be determined. Accordingly, that company was excluded from the analysis.
For more details, see Appendices 2-3.

NIS K
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
896
1,187
1,795
2,408
3,680
4,150
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 4 - Annual compensation to VPs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Cost of salary & Annual bonus (NIS K)	Average	Median	Minimum	Maximum	Number of companies
VPs	2,354	2,181	896	4,150	18(1)
Limited sample - excluding banks	2,172	2,083	896	3,946	14(1)
Figure 3 -Cost of salary & Annual bonus 2012
Notes:
(1) The amount of 2012 bonus to VPs of Shufersal Ltd has yet to be determined. Accordingly, that company was excluded from the analysis.
For more details, see Appendices 2-3.

1,400
1,200
1,000
800
600
400
200
0
NIS K
0
0
29
552
1,123
1,317
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Median
Average

Part 4 - Annual compensation to VPs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Value of share-based compensation (NIS K)	Average	Median	Minimum	Maximum	Number of companies
VPs	471	402	0	1,317	18(1)
Limited sample - excluding banks	479	402	0	1,317	14(1)
Figure 4 - Value of share-based compensation for vesting
year 2012
Notes:
(1) Data on share-based compensation of VPs in Osem Investments was not available. Accordingly, that company was excluded from the analysis.
For more details, see Appendices 2-3.

6,000
5,000
4,000
3,000
2,000
1,000
0
NIS K
896
1,291
2,141
2,826
4,402
5,003
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 4 - Annual compensation to VPs of Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Total compensation (NIS K)	Average	Median	Minimum	Maximum	Number of companies
VPs	2,767	2,415	896	5,003	17(1)
Limited sample - excluding banks	2,647	2,415	896	5,003	13(1)
Figure 5 - Total compensation 2012
Notes:
(1) The amount of 2012 bonus to VPs of Shufersal Ltd has yet to be determined, data on share-based compensation of VPs in Osem Investments was not available. Accordingly, those companies were excluded from the analysis.
For more details, see Appendices 2-3.

Annual compensation to CEOs of Non
-Israeli Benchmark Companies
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

1,200
1,000
800
600
400
200
0
USD K
420
458
625
881
970
1,000
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 5 - Annual compensation to CEOs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Annual base salary (USD K)	734	793	420	1,000	8
Figure 1 - Annual base salary 2012 (excluding social
benefits, annual bonus and share-based compensation)
Notes:
For more details, see Appendices 2-3.

USD K
1,600
1,400
1,200
1,000
800
600
400
200
0
420
458
620
804
1,079
1,200
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

USD K
1,600
1,400
1,200
1,000
800
600
400
200
0
0
0
669
1,029
1,460
1,500
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 5 - Annual compensation to CEOs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Annual bonus (USD K)	789	747	0	1,500	8
	Average	Median	Minimum	Maximum	Number of companies
Annual bonus (USD K)	740	710	420	1,200	8
Target bonus Actual bonus
Figure 2 - Annual bonus 2012
Notes:
For more details, see Appendices 2-3.

3,000
2,500
2,000
1,500
1,000
500
0
USD K
840
916
1,250
1,715
2,014
2,200
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

3,000
2,500
2,000
1,500
1,000
500
0
USD K
420
645
1,262
1,755
2,429
2,500
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 5 - Annual compensation to CEOs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Base salary & Annual bonus (USD K)	1,523	1347	420	2,500	8
	Average	Median	Minimum	Maximum	Number of companies
Base salary & Annual bonus (USD K)	1,474	1537	840	2,200	8
Figure 3 -Base salary & Annual bonus 2012
Base salary & Target bonus Base salary & Actual bonus
Notes:
For more details, see Appendices 2-3.

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
USD K
0
0
359
418
778
1,311
1,325
2,636
942
3,831
4,773
1,125
4,622
5,747
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Option Award
Stock Award
Average
Median

Part 5 - Annual compensation to CEOs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Value of share-based compensation (USD K)	2,047	1274	0	5,747	8
Figure 4 - Value of share-based compensation for vesting
year 2012
Notes:
For more details, see Appendices 2-3.

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
USD K
840
916
2,385
4,371
6,409
6,817
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
USD K
420
805
2,532
4,250
6,691
7,082
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 5 - Annual compensation to CEOs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Total compensation (USD K)	3,569	3528	420	7,082	8
	Average	Median	Minimum	Maximum	Number of companies
Total compensation (USD K)	3,520	2988	840	6,817	8
Figure 5 - Total compensation 2012
Total compensation - including target bonus Total compensation - including actual bonus
Notes:
For more details, see Appendices 2-3.

Annual compensation to VPs of Non-
Israeli Benchmark Companies
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

USD K
800
700
600
500
400
300
200
100
0
221
263
361
441
605
698
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 6 - Annual compensation to VPs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Annual base salary (USD K)	432	423	221	698	11
Figure 1 - Annual base salary 2012 (excluding social
benefits, annual bonus and share-based compensation)
Notes:
For more details, see Appendices 2-3.

1,000
900
800
700
600
500
400
300
200
100
0
USD K
158
161
229
320
402
448
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

1,000
900
800
700
600
500
400
300
200
100
0
USD K
0
0
164
289
518
903
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 6 - Annual compensation to VPs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Annual bonus (USD K)	265	279	0	903	11
	Average	Median	Minimum	Maximum	Number of companies
Annual bonus (USD K)	289	305	158	448	11
Figure 2 - Annual bonus 2012
Target bonus Actual bonus
Notes:
For more details, see Appendices 2-3.

USD K
1,600
1,400
1,200
1,000
800
600
400
200
0
385
430
600
748
1,007
1,048
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

USD K
1,600
1,400
1,200
1,000
800
600
400
200
0
305
311
513
742
1,092
1,501
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 6 - Annual compensation to VPs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Base salary & Annual bonus (USD K)	697	709	305	1,501	11
	Average	Median	Minimum	Maximum	Number of companies
Base salary & Annual bonus (USD K)	720	698	385	1,048	11
Figure 3 -Base salary & Annual bonus 2012
Base salary & Target bonus Base salary & Actual bonus
Notes:
For more details, see Appendices 2-3.

1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
USD K
0
0
256
80
176
424
286
137
1,263
659
604
1,654
1,144
510
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Option Award
Stock Award
Median
Average

Part 6 - Annual compensation to VPs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Value of share-based compensation (USD K)	530	412	0	1,654	11
Figure 4 - Value of share-based compensation for vesting
year 2012
Notes:
For more details, see Appendices 2-3.

3,000
2,500
2,000
1,500
1,000
500
0
USD K
532
551
845
1,202
2,170
2,580
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

3,000
2,500
2,000
1,500
1,000
500
0
USD K
305
455
796
1,236
2,162
2,427
Minimum
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Maximum
Average
Median

Part 6 - Annual compensation to VPs of Non-Israeli Benchmark Companies
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Average	Median	Minimum	Maximum	Number of companies
Total compensation (USD K)	1,226	1121	305	2,427	11
	Average	Median	Minimum	Maximum	Number of companies
Total compensation (USD K)	1,250	1038	532	2,580	11
Figure 5 - Total compensation 2012
Total compensation - including target bonus Total compensation - including actual bonus
Notes:
For more details, see Appendices 2-3.

Appendices
Part 7
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

Part 7 - Appendices
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Notes:
(1) Dual-listed companies - no detailed Executive data was available.
(2) No detailed information on Executive compensation was available.
(3) Part-time employed Executives and/or without detailed Executive compensation.
(4) Most reported Executives serve in subsidiaries (First International Bank).
Appendix 1- List of companies excluded from the sample
Israeli companies
Name of company	Notes
NICE Systems Ltd.	(1)
EZchip Semiconductor Ltd.	(1)
Delek Drilling - Limited Partnership	(2)
Avner Oil Exploration - Limited Partnership	(3)
F.I.B.I. Holdings Ltd.	(4)

Part 7 - Appendices
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

Notes:
(1)No detailed Executive data was available.
(2)Executive served part of the reported year.
(3)The Executive is compensated under a management
agreement, along with other services, and his/her
compensation cannot be distinguished.
(4)Executive data was not reported in the company's
financial statements.
Appendix 2- List of Executives excluded from the sample
Israeli companies
	Name of company	Notes
CEO	Isramco Negev 2 Limited Partnership	(1)
	Osem Investments Ltd.	(2)
	Clal Insurance Enterprises Holdings Ltd.	(2)
	Bank Leumi le-Israel B.M.	(2)
	Delek Energy Systems Ltd	(3)
VPs	Cellcom Israel Ltd.	(4)

Part 7 - Appendices
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
July 2013

	Name of company	Notes
CEO	Chemring group plc	(1)
	Cobham plc	(1)
	Cubic Corporation	(1)
Appendix 2- List of Executives excluded from the sample
Non-Israeli companies
Notes:
(1) Executive served only part of the reported year.

Part 7 - Appendices
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
Appendix 3- Companies included in quartiles
Israeli Companies - CEOs
If the compensation component is identical in several Benchmark Companies, the ranking within the quartiles is randomly assigned.
	Cost of salary	Annual bonus	Cost of salary & Annual bonus	Value of share-based compensation for vesting year	Total compensation
1st Quartile	Delek Group Ltd.	Mizrahi Tefahot Bank Ltd.	Koor Industries Ltd.	Koor Industries Ltd.	Koor Industries Ltd.
	Koor Industries Ltd.	Partner Communications Company Ltd.	Partner Communications Company Ltd.	Cellcom Israel Ltd.	Cellcom Israel Ltd.
	Shufersal Ltd.	Koor Industries Ltd.	Paz Oil Company Ltd.	Shufersal Ltd.	Partner Communications Company Ltd.
2nd Quartile	Cellcom Israel Ltd.	Israel Discount Bank Ltd.	Israel Discount Bank Ltd.	Migdal Insurance and Financial Holdings Ltd.	Paz Oil Company Ltd.
	Strauss Group Ltd.	Paz Oil Company Ltd.	Oil Refineries Ltd.	Delek Group Ltd.	Israel Discount Bank Ltd.
	Gazit-Globe Ltd.	Azrieli Group Ltd.	Azrieli Group Ltd.	Partner Communications Company Ltd.	Migdal Insurance and Financial Holdings Ltd.
	Partner Communications Company Ltd.			Paz Oil Company Ltd.
3rd Quartile	Bezeq The Israeli Telecommunication Corp Ltd.	Oil Refineries Ltd.	Cellcom Israel Ltd.	Bank Hapoalim B.M.	Azrieli Group Ltd.
	Paz Oil Company Ltd.	Cellcom Israel Ltd.	Gazit-Globe Ltd.	Israel Discount Bank Ltd.	Oil Refineries Ltd.
	Bank Hapoalim B.M.	Gazit-Globe Ltd.	Strauss Group Ltd.	Bezeq The Israeli Telecommunication Corp Ltd.	Gazit-Globe Ltd.
	Israel Discount Bank Ltd.			Gazit-Globe Ltd.
4th Quartile	Oil Refineries Ltd.	Strauss Group Ltd.	Mizrahi Tefahot Bank Ltd.	Azrieli Group Ltd.	Bezeq The Israeli Telecommunication Corp Ltd.
	Azrieli Group Ltd.	Migdal Insurance and Financial Holdings Ltd.	Bezeq The Israeli Telecommunication Corp Ltd.	Oil Refineries Ltd.	Strauss Group Ltd.
	Migdal Insurance and Financial Holdings Ltd.	Bezeq The Israeli Telecommunication Corp Ltd.	Migdal Insurance and Financial Holdings Ltd.	Strauss Group Ltd.	Bank Hapoalim B.M.
	Mizrahi Tefahot Bank Ltd.	Bank Hapoalim B.M.	Bank Hapoalim B.M.	Mizrahi Tefahot Bank Ltd.	Mizrahi Tefahot Bank Ltd.

Part 7 - Appendices
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
Appendix 3- Companies included in quartiles
Israeli Companies -VPs
If the compensation component is identical in several Benchmark Companies, the ranking within the quartiles is randomly assigned.
	Cost of salary	Annual bonus	Cost of salary & Annual bonus	Value of share-based compensation for vesting year	Total compensation
1st Quartile	Isramco Negev 2 Limited Partnership	Partner Communications Company Ltd.	Isramco Negev 2 Limited Partnership	Koor Industries Ltd.	Isramco Negev 2 Limited Partnership
	Delek Energy Systems Ltd	Koor Industries Ltd.	Koor Industries Ltd.	Israel Discount Bank Ltd.	Koor Industries Ltd.
	Koor Industries Ltd.	Paz Oil Company Ltd.	Delek Energy Systems Ltd	Isramco Negev 2 Limited Partnership	Paz Oil Company Ltd.
	Shufersal Ltd.	Azrieli Group Ltd.	Paz Oil Company Ltd.	Bank Leumi le-Israel B.M.	Mizrahi Tefahot Bank Ltd.
2nd Quartile	Paz Oil Company Ltd.	Oil Refineries Ltd.	Partner Communications Company Ltd.	Koor Industries Ltd.	Oil Refineries Ltd.
	Delek Group Ltd.	Mizrahi Tefahot Bank Ltd.	Mizrahi Tefahot Bank Ltd.	Paz Oil Company Ltd.	Delek Group Ltd.
	Mizrahi Tefahot Bank Ltd.	Clal Insurance Enterprises Holdings Ltd.	Oil Refineries Ltd.	Clal Insurance Enterprises Holdings Ltd.	Israel Discount Bank Ltd.
	Partner Communications Company Ltd.	Migdal Insurance and Financial Holdings Ltd.	Migdal Insurance and Financial Holdings Ltd.	Delek Group Ltd.	Delek Energy Systems Ltd
Gazit-Globe Ltd.
3rd Quartile	Oil Refineries Ltd.	Osem Investments Ltd.	Delek Group Ltd.	Migdal Insurance and Financial Holdings Ltd.	Migdal Insurance and Financial Holdings Ltd.
	Migdal Insurance and Financial Holdings Ltd.	Isramco Negev 2 Limited Partnership	Osem Investments Ltd.	Gazit-Globe Ltd.	Partner Communications Company Ltd.
	Israel Discount Bank Ltd.	Delek Energy Systems Ltd	Israel Discount Bank Ltd.	Shufersal Ltd.	Clal Insurance Enterprises Holdings Ltd.
	Osem Investments Ltd.	Israel Discount Bank Ltd.	Gazit-Globe Ltd.	Bank Hapoalim B.M.	Gazit-Globe Ltd.
	Bezeq The Israeli Telecommunication Corp Ltd.	Delek Group Ltd.	Azrieli Group Ltd.	Azrieli Group Ltd.
4th Quartile	Bank Hapoalim B.M.	Bank Leumi le-Israel B.M.	Clal Insurance Enterprises Holdings Ltd.	Delek Energy Systems Ltd	Azrieli Group Ltd.
	Strauss Group Ltd.	Gazit-Globe Ltd.	Bezeq The Israeli Telecommunication Corp Ltd.	Strauss Group Ltd.	Bank Leumi le-Israel B.M.
	Azrieli Group Ltd.	Strauss Group Ltd.	Bank Hapoalim B.M.	Mizrahi Tefahot Bank Ltd.	Bank Hapoalim B.M.
	Clal Insurance Enterprises Holdings Ltd.	Bank Hapoalim B.M.	Strauss Group Ltd.	Partner Communications Company Ltd.	Bezeq The Israeli Telecommunication Corp Ltd.
	Bank Leumi le-Israel B.M.	Bezeq The Israeli Telecommunication Corp Ltd.	Bank Leumi le-Israel B.M.	Bezeq The Israeli Telecommunication Corp Ltd.	Strauss Group Ltd.

Part 7 - Appendices
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
Appendix 3- Companies included in quartiles
Non-Israeli Companies - CEOs
If the compensation component is identical in several Benchmark Companies, the ranking within the quartiles is randomly assigned.
	Annual base salary	Annual actual bonus	Target bonus	Base salary & Actual bonus	Base salary & Target bonus	Value of share-based compensation for vesting year	Total compensation - including actual bonus	Total compensation - including target bonus
1st quartile	Ultra Electronics Holdings plc	Flir systems Inc	Ultra Electronics Holdings plc	Ultra Electronics Holdings plc	Ultra Electronics Holdings plc	AeroVironment Inc	Ultra Electronics Holdings plc	Ultra Electronics Holdings plc
	AeroVironment Inc	Ultra Electronics Holdings plc	AeroVironment Inc	Flir systems Inc	AeroVironment Inc	Ultra Electronics Holdings plc	AeroVironment Inc	AeroVironment Inc
2nd quartile	Harris Corporation	Orbital Sciences Corp	Harris Corporation	AeroVironment Inc	Harris Corporation	Orbital Sciences Corp	Orbital Sciences Corp	Orbital Sciences Corp
	Orbital Sciences Corp	AeroVironment Inc	QinetiQ Group plc	Harris Corporation	Orbital Sciences Corp	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated
3rd quartile	Flir systems Inc	Harris Corporation	Orbital Sciences Corp	Orbital Sciences Corp	QinetiQ Group plc	QinetiQ Group plc	QinetiQ Group plc	QinetiQ Group plc
	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated	Flir systems Inc	Flir systems Inc	Flir systems Inc
4th quartile	QinetiQ Group plc	QinetiQ Group plc	Flir systems Inc	QinetiQ Group plc	Flir systems Inc	Alliant Techsystems Inc	Alliant Techsystems Inc	Alliant Techsystems Inc
	Alliant Techsystems Inc	Alliant Techsystems Inc	Alliant Techsystems Inc	Alliant Techsystems Inc	Alliant Techsystems Inc	Harris Corporation	Harris Corporation	Harris Corporation

Part 7 - Appendices
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC
Appendix 3- Companies included in quartiles
Non-Israeli Companies - VPs
If the compensation component is identical in several Benchmark Companies, the ranking within the quartiles is randomly assigned.
	Annual base salary	Annual actual bonus	Target bonus	Base salary & Actual bonus	Base salary & Target bonus	Value of share-based compensation for vesting year	Total compensation - including actual bonus	Total compensation - including target bonus
1st quartile	AeroVironment Inc	Flir systems Inc	Chemring group plc	Ultra Electronics Holdings plc	AeroVironment Inc	Cubic Corporation	Ultra Electronics Holdings plc	AeroVironment Inc
	Ultra Electronics Holdings plc	Chemring group plc	AeroVironment Inc	Chemring group plc	Chemring group plc	Ultra Electronics Holdings plc	AeroVironment Inc	Cubic Corporation

2nd quartile	Chemring group plc	Ultra Electronics Holdings plc	Cubic Corporation	Flir systems Inc	Cubic Corporation	AeroVironment Inc	Cubic Corporation	Ultra Electronics Holdings plc
	Cubic Corporation	AeroVironment Inc	Teledyne Technologies Incorporated	AeroVironment Inc	Ultra Electronics Holdings plc	Orbital Sciences Corp	Chemring group plc	Chemring group plc
	Teledyne Technologies Incorporated	Harris Corporation	Alliant Techsystems Inc	Cubic Corporation	Teledyne Technologies Incorporated	Cobham plc	Orbital Sciences Corp	Teledyne Technologies Incorporated
3rd quartile	Flir systems Inc	Cubic Corporation	Ultra Electronics Holdings plc	Teledyne Technologies Incorporated	Alliant Techsystems Inc	Teledyne Technologies Incorporated	Teledyne Technologies Incorporated	Orbital Sciences Corp
	Alliant Techsystems Inc	Orbital Sciences Corp	Flir systems Inc	Orbital Sciences Corp	Flir systems Inc	Chemring group plc	Alliant Techsystems Inc	Alliant Techsystems Inc
	Orbital Sciences Corp	Cobham plc	Orbital Sciences Corp	Alliant Techsystems Inc	Orbital Sciences Corp	Alliant Techsystems Inc	Cobham plc	Cobham plc
4th quartile	Harris Corporation	Teledyne Technologies Incorporated	Cobham plc	Harris Corporation	Harris Corporation	QinetiQ Group plc	Flir systems Inc	QinetiQ Group plc
	QinetiQ Group plc	Alliant Techsystems Inc	Harris Corporation	Cobham plc	QinetiQ Group plc	Flir systems Inc	QinetiQ Group plc	Flir systems Inc
	Cobham plc	QinetiQ Group plc	QinetiQ Group plc	QinetiQ Group plc	Cobham plc	Harris Corporation	Harris Corporation	Harris Corporation

Limitation of liability
Part 8
July 2013

Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC

Limitation of liability
Part 8 - Limitation of liability
July 2013

It is agreed between PricewaterhouseCoopers Advisory Ltd ( “PwC Israel”) and Elbit Systems Ltd. (“you” or “the client”)
that our role is advisory only. You are responsible for all management functions and decisions relating to this engagement, including evaluating and accepting the adequacy of the scope of the Services in addressing your needs. You are also responsible for the results achieved from using any Services or deliverables.
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from or relating to the Services and/or deliverables under this agreement, except to the extent finally determined to have
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Notwithstanding the above, you accept and acknowledge that no legal proceedings arising from or in connection with the
Engagement (or any variation or addition thereto) will be commenced against any of our partners, principals, directors, staff or employees personally.
Client accepts and acknowledges that any legal proceedings arising from or in connection with the Services must be commenced within one year from the date Client became aware or ought reasonably to have become aware of the facts which give rise to our alleged liability and in any event no later than seven years after any such cause of action accrued.
Elbit Systems Ltd • Analysis of Executive Compensation Schemes
PwC